Exhibit 99.6

NICE Launches ElevateAI, The Market Leading AI as a Service (AIaaS), to Make
Every CX Application Smarter

ElevateAI provides on-demand access to NICE's unrivaled CX data and AI via developer-friendly APIs

Hoboken, N.J., December 15, 2022 – NICE (Nasdaq: NICE) today announced the launch of ElevateAI, a new AIaaS solution that brings the power of Enlighten AI, its purpose-built CX AI, to the developer community.  NICE is expanding its AI and Analytics leadership beyond the software market with AI services, enabling creators access to unrivaled data to enrich every moment of every customer interaction. Now with ElevateAI, creators can quickly and easily tap into NICE’s award-winning AI with developer-friendly APIs, instant sign-up capabilities, and affordable consumption-based pricing.

ElevateAI supports the booming demand for artificial intelligence to improve CX. In Forrester’s publication, “The Three Customer Service Megatrends in 2022,” the analysts report that “In response to the COVID-19 crisis, 52% of companies accelerated their AI adoption plans. In 2022, being ‘data-driven’ must become more than just a slogan.” Further, the 2022 Gartner Hype Cycle for Emerging Technologies states, “Expanding AI adoption is a critical way to evolve products, services and solutions.” In today’s ultra-competitive business environment, AI is now a must-have to turn CX into a real competitive differentiator.

ElevateAI gives the industry a new way to gain customer insights across audio, transcripts, and chats to build smart CX applications. Through an easy-to-use API, organizations of all sizes can understand the voice of their customers with automated speech recognition (ASR) technology trained on billions of interactions from the world’s leading CX dataset. Pre-built CX AI models, developed with 20 years of research and proven outcomes, provide the ability to understand sentiment and behavior on a massive scale. An open and flexible architecture supports easy integration with any existing technology stack while powering limitless innovation. With ElevateAI, the creator community can use AI to define a new standard for CX development.

Barry Cooper, President, CX Division, NICE, said, “The data-driven, AI future is already here, with organizations heavily prioritizing their investments in this direction. As the leader in AI for customer experience, we are very pleased to announce the release of ElevateAI, enabling organizations to benefit from NICE’s leading Enlighten AI models within their own developed software.”

Keith Dawson, VP and Research Director, Ventana Research, said, “Today artificial intelligence is a top priority for customer experience teams. ElevateAI reinforces NICE as a leader in AI for CX. This cost-effective and developer-friendly solution makes superior intelligence more accessible to the market for organizations of all sizes, helping NICE stand out in the market.”

To learn more about ElevateAI, please visit www.elevateai.com, where you can access a free trial and comprehensive product documentation to analyze your first interaction in seconds.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.